THE NEW YORK TIMES BUILDING 620 EIGHTH AVENUE NEW YORK, NY 10018-1405 TEL 212.841.1000 FAX 212.841.1010 WWW.COV.COM	BEIJING BRUSSELS LONDON NEW YORK SAN DIEGO SAN FRANCISCO SILICON VALLEY WASHINGTON

January 24, 2011

VIA EDGAR AND FEDERAL EXPRESS

John Stickel, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Tire Distributors, Inc.
Registration Statement on Form S-4
Filed December 20, 2010
File Number 333-171292 & -01 to -02

Dear Mr. Stickel:

On behalf of American Tire Distributors, Inc. (the “Company”), we are responding to the letter, dated January 14, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. J. Michael Gaither, Esq., Corporate Secretary of the Company, with respect to the above-referenced registration statement filing.

For convenience, we have repeated each of the Staff’s questions in italics before the Company’s response. Each numbered paragraph corresponds to the same numbered paragraph in the Comment Letter. References to the “Registration Statement” refer to the Company’s pre-effective Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-171292 & -01 to -02), which was filed with the Commission today.

U.S. Securities and Exchange Commission

January 24, 2011

General

1.	We note that you are registering the offering of 9.750% Senior Secured Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Attached to this response letter as Annex A is a supplemental letter from the Company stating that it is registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters, which includes the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2.	Please file the legal opinion prior to effectiveness. Please allow sufficient time for staff review as we may have comment upon review of the opinion.

In response to the Staff’s comment, our opinion has been filed as Exhibit 5.1 to the Registration Statement.

Market and Industry Data, page iii

3.	Please revise this paragraph to remove the implication that information contained in the prospectus may not be accurate or complete. You may not disclaim responsibility for the accuracy or completeness of the information contained in your document.

In response to the Staff’s comment, the Company has revised the disclosure related to market and industry data to remove the implication that information in the prospectus may not be accurate or complete.

Basis of Presentation, page iii

4.	Refer to the final paragraph on page iv. If you elect to disclose EBITDA by year, please expand your disclosures to also include net income on a GAAP basis for each year. This item should immediately precede the non-GAAP financial measure. That is, the non-GAAP financial measure should be presented as item (iv). This comment applies to similar comparative disclosures throughout the filing including, but not limited to the final paragraph under “Our Company” on pages 1 and 73.

In response to the Staff’s comment, the Company has provided net income on a GAAP basis or other comparable GAAP financial measure wherever it has elected to present a non-GAAP financial measure such as EBITDA in the filing.

U.S. Securities and Exchange Commission

January 24, 2011

Prospectus Summary, page 1

5.	Please revise the second sentence of the introductory paragraph. We note that the summary is intended to be a complete summary.

In response to the Staff’s comment, the Company has revised the second sentence to the introductory paragraph under the caption “Prospectus Summary” on page 1.

Our Company, page 1

6.	Please provide us with substantiation for your belief that your market share is approximately twice that of your closest competitor.

In response to the Staff’s comment, the Company has removed the statement comparing the Company’s market share to that of its closest competitor.

The Exchange Offer, page 8

Acceptance of Old Notes and Deliver of New Notes, page 11

7.	We note your disclosure indicating that you will deliver new notes “as promptly as practicable” after the expiration date and acceptance of the old notes for exchange. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

In response to the Staff’s comment, the Company has revised the prospectus to state that the Company will deliver the new notes “promptly” after the expiration date and acceptance of the old notes for exchange.

Risk Factors, page 18

8.	Please delete the second and third sentences of the introductory paragraph. All material risks should be discussed; if a risk is not deemed material, it should not be referenced.

In response to the Staff’s comment, the Company has revised the introductory paragraph under the caption “Risk Factors” on page 18 to remove the specified statement.

U.S. Securities and Exchange Commission

January 24, 2011

Unaudited Pro Forma Condensed Consolidated Financial Data, page 43

9.	Based on your disclosure on page F-50, it appears that the $58.8 million adjustment to your pro forma condensed consolidated statement of operations for the nine months ended October 2, 2010 is related to the amortization recognized during your second and third quarter, into cost of goods sold, for the increase in the carrying value of your inventory to its estimated fair value. If true, please clarify how such adjustment complies with Instruction 2 to Rule 11-02 of Regulation S-X. In addition, while such amounts were amortized to cost of goods sold within 12 months of the transaction, Rule 11-02(5) of Regulation S-X is intended to address onetime non-recurring charges outside your ordinary course of business resulting from the transaction (e.g. transaction fees). In particular, the amortization expense of inventory step up adjustments reflects the amortization of an asset over its full benefit period (similar to depreciation of property plant and equipment) in the ordinary course of business. Furthermore, the fair value of inventory step up adjustments, amortized to cost of goods sold based on your actual inventory turns, should reflect your cost of acquiring such inventory from a third party in the ordinary course of business and, consequently, represents your actual ongoing costs of operation. Therefore, it does not appear such an adjustment would qualify as a onetime non-recurring charge and should be not included in the pro forma income statements.

In response to the Staff’s comments, the Company has updated the pro forma condensed consolidated statement of operations for the nine months ended October 2, 2010 on page 44 to remove the pro forma adjustment related to the amortization expense of the inventory step-up. In addition, the following related language in the opening paragraph to the Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations has been removed from page 46: “…the non-cash inventory step up that impacted cost of goods sold during the approximate three month period after the closing of the Merger during which our inventory on hand at the time of the closing was sold.”

10.	On page 58 you indicate that transaction expenses include $2.4 million related to your now suspended public offering. Since such amounts do not appear to be directly attributable to the acquisition, please tell us why your pro [forma] condensed consolidated statement of operations for the nine months ended October 2, 2010 was adjusted for such amounts.

In response to the Staff’s comments, the Company has updated the pro forma condensed consolidated statement of operations for the nine months ended October 2, 2010 on page 44 to properly reflect a pro forma adjustment for transaction expenses that are directly attributable to the acquisition. It no longer includes any amounts related the Company’s now suspended public offering of common stock.

U.S. Securities and Exchange Commission

January 24, 2011

11.	Based on the purchase price allocation on page F-48, the fair value of property, plant and [equipment] acquired significantly exceeds the corresponding carrying amounts of such assets for the predecessor entity. However, based on your pro forma adjustments, it appears that your depreciation expense has decreased. In this regard, please revise your filing to include the underlying calculations for such amounts. In particular, the expected useful lives or amortization periods of significant assets acquired in a purchase business combination, including identified intangibles, and changes to such lives or periods should be disclosed in a note to the pro forma financial statements.

In response to the Staff’s comments, the Company has added additional disclosure within the pro forma financial statement footnotes on page 46 and 47 to discuss intangible asset valuation and related amortization expense, as well as the valuation of property, plant and equipment and related depreciation expense.

Per Article 11 in Regulation S-X, “All pro forma adjustments should be referenced to notes which clearly explain the assumptions involved.” Since the calculation of depreciation involves numerous property, plant and equipment asset categories, the Company has decided not to provide the complete calculation, but to provide a more detailed description of the changes so that the reader clearly understands the calculation. As well, the Company included additional language referencing the Property, Plant and Equipment footnote in the Condensed Consolidated Financial Statements for further discussion of the Company’s depreciation expense.

Management’s Discussion and Analysis, page 51

Results of operations, page 54

12.	You provide combined operating results for Predecessor and Successor entities on page 56. However, due to the change in basis arising from the May 28, 2010 transaction, we believe it would be inappropriate to merely combine information for the pre- and post- transaction periods. Also, it is not clear how you concluded that such presentation is the most meaningful way to comment on the results of operations when you also conclude that such presentation yields results that are not comparable on a period to period basis. Accordingly, as your current presentation does not comply with GAAP, please delete the “Combined” column on page 56 and the related discussion of such amounts. Instead, you are still required to discuss actual results for the predecessor and for the successor periods, as presented on the face of your financial statements, in the position of greatest prominence. We will not object if you elect to also provide a supplemental comparative discussion of the actual operating results for the nine months ended October 3, 2009 to the combined operating results for the nine months ended October 2, 2010 prepared on a pro forma basis consistent with the form and content standards set forth in Article 11-02(b) of Regulation S-X. Please revise as appropriate.

In response to the Staff’s comments, the Company has removed the combined operating results for the Predecessor and Successor entities and updated the Management’s Discussion and Analysis, or MD&A, to include a comparison of the operating results of the Predecessor for the five months ended May 28, 2010 to the nine months ended October 3, 2009 as well as a comparison of the operating results of the Successor for the four months ended October 2, 2010 to the nine months ended October 3, 2009 for the Predecessor.

U.S. Securities and Exchange Commission

January 24, 2011

13.	As a related matter, our comment applies to your liquidity discussion as well. Please eliminate your presentation and discussion of “Combined” cash flows for the nine months ended October 2, 2010 on page 63. Instead, please separately discuss cash flows for the predecessor and the successor periods in accordance with GAAP.

In response to the Staff’s comments, the Company has removed the combined cash flow results for the Predecessor and Successor entities and updated the discussion of cash flows within the Liquidity and Capital Resources section of Management’s Discussion and Analysis, or MD&A, to include a comparison of the cash flow results of the Predecessor for the five months ended May 28, 2010 to the nine months ended October 3, 2009 as well as a comparison of the cash flow results of the Successor for the four months ended October 2, 2010 to the nine months ended October 3, 2009 for the Predecessor.

Liquidity and Capital Resources, page 62

14.	Please revise to discuss your liquidity needs on a short-term and long-term basis. Long-term is twelve months or longer.

In response to the Staff’s comment, the Company has revised the disclosure to discuss its liquidity needs on a short-term and long-term basis.

Management, page 83

15.	Please revise the director biographies to provide the information called for by amended Item 401(c)(1) of Regulation S-K, including a brief discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

U.S. Securities and Exchange Commission

January 24, 2011

In response to the Staff’s comment, the Company has revised the director biographies to discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that such individuals should serve as directors.

The Exchange Offer, page 103

Expiration Date; Extension; Amendments, page 104

16.	We note your reservation of the right to amend or modify the terms of the exchange offer or waive any condition of the exchange offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

In response to the Staff’s comment, the Company has revised the disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, the Company will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Description of the Notes, page 116

Repurchase at the Option of the Holders, page 138

17.	Please revise to provide cross-references to the definitions of “Change of Control” and “Asset Sale” on pages 138 and 140, respectively.

In response to the Staff’s comment, the above referenced section has been revised to include cross references to the definitions of “Change of Control” and “Asset Sale.”

Material U.S. Federal Income Tax Consequences, page 200

18.	Please file an opinion of tax counsel as an exhibit prior to effectiveness or advise why you believe that the tax consequences of the proposed transaction would not be material to investors. Refer to Item 601(b)(8) of Regulation S-K.

In response to the Staff’s comment, an opinion of tax counsel has been filed as Exhibit 8.1 to the Registration Statement.

U.S. Securities and Exchange Commission

January 24, 2011

19.	If you intend to file a short-form tax opinion, please revise this section to name counsel and specifically incorporate the discussion in the prospectus as counsel’s opinion (and not a “summary”).

The above-referenced section has been revised in response to the Staff’s comment.

Condensed Consolidated Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)

20.	Please revise to include a property, plant and equipment note which meets the requirements set forth ASC Topic 360-10-50-1. In addition, you should include a discussion to the expected useful lives of such assets as compared to the predecessor entity.

In response to the Staff’s comments, the Company has updated its disclosures to include a property, plant and equipment footnote in the review of third quarter 2010 and has also included a discussion of the impact of the Merger on the Company’s fixed assets.

Acquisition of ATDH, page F-47

21.	Please revise your note to include all of the required disclosures by ASC Topic 805-30-50-1. In particular, please provide a detailed schedule of the fair values of the total consideration transferred. Refer to the example set forth in ASC Topic 805-10-55-41 for guidance.

In response to the Staff’s comments, the Company has updated its disclosures to provide a detailed schedule of the fair value of total consideration paid per ASC Topic 805-30-50-1.

22.	Please revise your filing to disclose the provisional amounts for items for which your accounting is incomplete as required by ASC Topic 805-10-50-6. For guidance see ASC Topic 805-10-55, Example 1.

In response to the Staff’s comments, the Company has updated its financial statements as required by ASC Topic 805-10-50-6.

U.S. Securities and Exchange Commission

January 24, 2011

Exhibit 99.1

23.	Please delete the language on page 7 of the letter of transmittal requiring the holder to acknowledge that he or she has “reviewed” the prospectus.

In response to the Staff’s comment, the Company has revised the letter of transmittal to remove the language on page 7 requiring the holder to acknowledge that he or she has “reviewed” the prospectus.

Other

24.	The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

The Company acknowledges the Staff’s comment and will update the financial statements as necessary to comply with Article 3-12 of Regulation S-X at the effective date of the Registration Statement.

25.	Please provide a currently dated signed consent from the independent public accountant in the amendment.

In response to the Staff’s comment, a currently dated signed consent from the independent public accountant has been filed as Exhibit 23.1 to the Registration Statement.

* * * *

U.S. Securities and Exchange Commission

January 24, 2011

If you have any further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (212) 841-1034 or by facsimile at (212) 841-1010. Thank you for your assistance.

Sincerely,

/s/ Carey S. Roberts
Carey S. Roberts

cc:	J. Michael Gaither, Esq., American Tire Distributors, Inc.

Annex A

AMERICAN TIRE DISTRIBUTORS, INC.

12200 Herbert Wayne Court, Suite 150

Huntersville, North Carolina 28078

January 24, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	American Tire Distributors, Inc.
Registration Statement on Form S-4
File No. 333-171292

Ladies and Gentlemen:

On January 24, 2011, American Tire Distributors, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-171292) relating to the offer to exchange (the “Exchange Offer”) $250,000,000 aggregate principal amount of the Company’s 9.750% Senior Secured Notes due 2017, and the associated guarantees (the “Exchange Notes”), for an equal principal amount of the Company’s 9.750% Senior Secured Notes due 2017 that were issued on May 28, 2010, and the associated guarantees.

The Company is registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter (avail. May 13, 1988), Morgan Stanley & Co. Incorporated no-action letter (avail. June 5, 1991), and Shearman & Sterling no-action letter (avail. July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Company makes the following representations:

1. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2. The Company will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3. The Company will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in the preceding paragraph (2) above in connection with any resale of such Exchange Notes; (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer; and (c) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute Exchange Notes. The Company will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

4. The Company will include, in the letter of transmittal or similar documentation to be executed by each exchange offeree in order to participate in the Exchange Offer, representations from such exchange offeree to the Company to the effect that: (a) the exchange offeree is not an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act; (b) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; and (c) the exchange offeree has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

Sincerely,

American Tire Distributors, Inc.

By:	/s/ J. Michael Gaither
	Name:	J. Michael Gaither
	Title:	Executive Vice President, General Counsel and Secretary

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